Exhibit 99.1

DESCARTES REPORTS FISCAL 2014 SECOND QUARTER
FINANCIAL RESULTS
Record Operating Performance Driven by 25% Increase in
Year-Over-Year Revenues

WATERLOO, Ontario — September 5, 2013 — The Descartes Systems Group Inc. announced financial results for its fiscal 2014 second quarter (Q2FY14) ended July 31, 2013. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q2FY14 Financial Results
As described in more detail below, key financial highlights for Descartes in Q2FY14 included:

•	Revenues of $38.2 million, up 25% from $30.5 million in the second quarter of fiscal 2013 (Q2FY13) and up 12% from $34.0 million in the previous quarter (Q1FY14);
•	Services revenues of $35.5 million, up 21% from $29.3 million in Q2FY13 and up 18% from $30.1 million in Q1FY14. Services revenues comprised 93% of total revenues for the quarter;
•	Cash provided by operating activities of $11.2 million, up from $6.6 million in Q2FY13 and $9.6 million in Q1FY14;
•	Days-sales-outstanding (DSO) for Q2FY14 were 49 days, down from 55 days in Q2FY13 and down from 52 days in Q1FY14;
•
Net income of $1.7 million, down from $2.5 million in Q2FY13 and $2.8 million in Q1FY14. Net income was impacted by $1.3 million in restructuring and acquisition related charges in Q2FY14 related to Descartes’ acquisition and ongoing integration of KSD Software Norway AS (“KSD”) on May 2, 2013;

•	Earnings per share on a diluted basis of $0.03, down from $0.04 in both Q2FY13 and Q1FY14;
•
Adjusted EBITDA of $10.8 million, up 16% from $9.3 million in Q2FY13 and up 4% from $10.4 million in Q1FY14. Adjusted EBITDA as a percentage of revenues was 28%, down from 30% in Q2FY13 and 31% in Q1FY14; and

•	Adjusted EBITDA per share on a diluted basis of $0.17, up 13% from $0.15 in Q2FY13 and up 6% from $0.16 in Q1FY14.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY14	Q1 FY14	Q4 FY13	Q3 FY13	Q2 FY13
Revenues	38.2	34.0	33.8	32.7	30.5
Services revenues	35.5	30.1	30.1	29.7	29.3
Gross Margin	66%	69%	68%	68%	65%
Net income*	1.7	2.8	7.8	3.1	2.5
Earnings per diluted share*	0.03	0.04	0.12	0.05	0.04
Cash provided by operating activities	11.2	9.6	14.1	5.2	6.6
Adjusted EBITDA	10.8	10.4	10.3	9.9	9.3
Adjusted EBITDA as a % of revenues	28%	31%	30%	30%	30%
Adjusted EBITDA per diluted share	0.17	0.16	0.16	0.16	0.15
DSOs (days)	49	52	55	59	55

* Net income and earnings per diluted share were negatively impacted by $1.3 million in restructuring and acquisition related charges in Q2FY14 relating to the integration and acquisition of KSD.  Net income and earnings per diluted share were positively impacted by the release of valuation allowance for deferred tax assets of $5.3 million in Q4FY13.  Net income and earnings per diluted share were negatively impacted by $1.1 million of restructuring and acquisition related charges in Q2FY13.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:

•	$18.0 million of revenues (47%) were generated in the US;
•	$8.2 million (21%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium and Netherlands;
•	$3.8 million (10%) in Belgium;
•	$3.8 million (10%) in Canada;
•	$3.1 million (8%) in Netherlands;
•	$1.1 million (3%) in the Asia Pacific region; and
•	$0.2 million (1%) in the Americas, excluding the US and Canada.

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2013 (1HFY14) included:

•	Revenues of $72.2 million, up 20% from $60.4 million in the same period a year ago (1HFY13);
•	Services revenues of $65.6 million, up 15% from $57.0 million in 1HFY13. Services revenues comprised 91% of total revenues for 1HFY14;
•	Gross margin of 67%, up from 65% in 1HFY13;
•	Cash provided by operating activities of $20.8 million, up 91% from $10.9 million in 1HFY13.
•	Net income of $4.5 million, down from $5.1 million in 1HFY13;
•	Earnings per share on a diluted basis of $0.07, down from $0.08 in 1HFY13;
•	Adjusted EBITDA of $21.2 million, up 18% from $18.0 million in 1HFY13. Adjusted EBITDA as a percentage of revenues was 29% in 1HFY14, down from 30% in 1HFY13; and

•	Adjusted EBITDA per share on a diluted basis for 1HFY14 was $0.33, up 18% from $0.28 in 1HFY13.

The following table summarizes Descartes’ results in the categories specified below over 1HFY14 and 1HFY13 (unaudited, dollar amounts in millions):

	1HFY14	1HFY13
Revenues	72.2	60.4
Services revenues	65.6	57.0
Gross margin	67%	65%
Cash provided by operating activities	20.8	10.9
Net income*	4.5	5.1
Earnings per diluted share*	0.07	0.08
Adjusted EBITDA	21.2	18.0
Adjusted EBITDA as a % of revenues	29%	30%
Adjusted EBITDA per diluted share	0.33	0.28

“In our buy and build SaaS strategy, we rapidly integrate our acquisitions of complementary products and customer bases so that we can focus on delivering valuable results to customers using our technology,” said Art Mesher, Descartes’ Chairman and CEO. “Our record results this quarter are a direct reflection of the successes the members of the Descartes community have achieved.”

Cash Position
As at July 31, 2013, Descartes had $40.9 million in cash, comprised entirely of cash and cash equivalents, and $18.5 million of debt outstanding on an acquisition line of credit.

Cash and cash equivalents have decreased since April 30, 2013 by $23.7 million and increased $3.3 million since January 31, 2013. The principal use of funds since April 30, 2013 has been the investment of $32.4 million, net of $0.2 million of cash acquired, to complete the acquisition of KSD on May 2, 2013. To complete the acquisition, Descartes used approximately $12.8 million of cash on hand and $19.8 million included in its cash balance as at April 30, 2013 advanced under an acquisition line of credit. In Q2FY14, Descartes’ operating activities provided $11.2 million and Descartes repaid $1.8 million of principal on outstanding debt.

The table set forth below provides a summary of cash flows for Q2FY14 and 1HFY14 in millions of dollars:

	Q2FY14	1HFY14
Cash provided by operating activities	11.2	20.8
Additions to capital assets	(0.5)	(1.0)
Acquisition of subsidiaries, net of cash acquired	(32.4)	(32.4)
Proceeds from borrowing on debt facility	-	19.8
Payment of debt issuance costs	(0.2)	(0.7)
Repayment of debt	(1.8)	(1.8)
Issuance of common shares	0.1	0.2
Settlement of stock options	-	(1.4)
Effect of foreign exchange rate on cash and cash equivalents	(0.1)	(0.2)
Net change in cash and cash equivalents	(23.7)	3.3
Cash and cash equivalents, beginning of period	64.6	37.6
Cash and cash equivalents, end of period	40.9	40.9

“Our results through the first half of this fiscal year are reflective of our commitment to superior operating performance,” said Stephanie Ratza, CFO at Descartes. “With our track record of efficient acquisition integration behind us and opportunities to buy and build in front of us, we remain well positioned to deliver on our long-term operating plan.”

Q2FY14 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, Descartes made the following announcements and/or participated in the following events since May 30, 2013:

•	Virgin Atlantic Cargo is standardizing and automating its air cargo processes with Descartes’ cloud-based Global Air Messaging Gateway;
•	WAXIE Sanitary Supply selected Descartes' cloud-based solution for route planning, dispatch, tracking and mobile proof of delivery (POD) to enhance its delivery operations;
•	Australian ‘United by Design’ partner Bestrane has deployed Descartes Route Planner™ and cloud-based Descartes Mobile™ to support Woolworth’s increased growth of its online grocery business; and
•	Netherlands-based Jumbo Supermarkten has expanded its outsourcing relationship with Descartes for its entire order-to-cash messaging process.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on September 5. Designated numbers are +1 866 551-3680 for North America or +1 212 401-6760 for international, using Participant PIN Code 58570183#.

The company simultaneously will conduct an audio webcast on the Descartes web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available immediately afterwards, and until September 12, by dialing +1 866 551-4520 or +1 212 401-6750 and entering Conference Playback Reference 288545#, followed by Participant PIN Code 58570183#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

Omni-Channel Retailing/Home Delivery Summit
Descartes is hosting a conference on October 15, 2013 in London, UK, focused on advanced home delivery operations trends in, and solutions for, the retail industry. The conference will feature leaders from industry-leading companies such as John Lewis Partners speaking on the strategies, tactics and technologies that drive omni-channel retailing and home delivery success. Details of the conference are available at https://www.descartes.com/omni-channel-retailing-home-delivery-summit.

Descartes Evolution 2013 Global User & Partner Conference
Evolution 2013, Descartes' Global User & Partner conference, is taking place on November 12-14, 2013 in Miami, Florida. This annual conference provides Descartes customers and partners from around the world the opportunity to get together to network with other Descartes users, meet the Descartes product management team, provide input on Descartes’ product development plans, and learn more about Descartes solutions and how to improve their operations. Details of the conference are available at https://www.descartes.com/usergroup.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 147,000 parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x2 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital in addition to its existing acquisition line of credit to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY13. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2012, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q2FY14, Q1FY14, Q4FY13, Q3FY13 and Q2FY13, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q2FY14	Q1FY14	Q4FY13	Q3FY13	Q2FY13
Net income, as reported on Consolidated Statements of Operations	1.7	2.8	7.8	3.1	2.5
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	-	-	-	-
Income tax expense (recovery)	1.5	2.0	(3.6)	1.6	1.4
Depreciation expense	0.8	0.8	1.1	0.7	0.6
Amortization of intangible assets	4.6	4.0	4.0	3.7	3.4
Stock-based compensation and related fees and taxes	0.6	0.5	0.5	0.6	0.3
Acquisition-related expenses	0.2	0.3	0.3	-	0.7
Restructuring charges	1.1	-	0.2	0.2	0.4
Adjusted EBITDA	10.8	10.4	10.3	9.9	9.3

Weighted average diluted shares outstanding (thousands)	64,183	64,024	63,910	63,793	63,869
Diluted earnings per share	0.03	0.04	0.12	0.05	0.04
Adjusted EBITDA per diluted share	0.17	0.16	0.16	0.16	0.15

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for 1HFY14 and 1HFY13, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	1HFY14	1HFY13

Net income, as reported on Consolidated Statements of Operations	4.5	5.1
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.4	-
Income tax expense	3.5	3.2
Depreciation expense	1.6	1.2
Amortization of intangible assets	8.6	6.5
Stock-based compensation and related fees and taxes	1.0	0.5
Acquisition-related expenses	0.5	1.1
Restructuring charges	1.1	0.4
Adjusted EBITDA	21.2	18.0

Weighted average diluted shares outstanding (thousands)	64,122	63,858
Diluted earnings per share	0.07	0.08
Adjusted EBITDA per diluted share	0.33	0.28

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	July 31,	January 31,
	2013	2013
ASSETS		As Revised *
CURRENT ASSETS
Cash and cash equivalents	40,918	37,638
Accounts receivable
Trade	20,594	20,491
Other	9,063	5,655
Prepaid expenses and other	3,770	3,412
Inventory	1,244	812
Deferred income taxes	13,691	12,978
	89,280	80,986
LONG-TERM RECEIVABLE	149	149
CAPITAL ASSETS	9,521	10,236
DEFERRED INCOME TAXES	21,940	25,142
INTANGIBLE ASSETS	86,762	71,297
GOODWILL	98,944	88,297
	306,596	276,107
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,959	6,113
Accrued liabilities	14,278	12,373
Income taxes payable	1,481	2,354
Current portion of debt	3,885	-
Deferred revenue	10,422	7,320
	36,025	28,160
DEBT	14,568	-
DEFERRED REVENUE	326	318
INCOME TAX LIABILITY	4,706	3,770
DEFERRED INCOME TAXES	11,916	5,620
	67,541	37,868

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,726,740 at July 31, 2013 (January 31, 2013 – 62,654,284)	92,965	92,472
Additional paid-in capital	450,889	451,434
Accumulated other comprehensive (loss) income	(1,810)	1,869
Accumulated deficit	(302,989)	(307,536)
	239,055	238,239
	306,596	276,107

* The condensed consolidated balance sheet, as at January 31, 2013, has been revised to increase deferred tax assets and reduce the accumulated deficit by $1.2 million.

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012

REVENUES	38,195	30,537	72,226	60,399
COST OF REVENUES	12,951	10,580	23,507	21,166
GROSS MARGIN	25,244	19,957	48,719	39,233
EXPENSES
Sales and marketing	4,046	3,085	8,039	6,246
Research and development	6,607	5,116	12,361	10,129
General and administrative	5,152	3,368	9,719	6,551
Other charges	1,322	1,179	1,617	1,606
Amortization of intangible assets	4,602	3,372	8,608	6,447
	21,729	16,120	40,344	30,979
INCOME FROM OPERATIONS	3,515	3,837	8,375	8,254
INTEREST EXPENSE	(305)	(15)	(366)	(31)
INVESTMENT INCOME	11	20	19	53
INCOME BEFORE INCOME TAXES	3,221	3,842	8,028	8,276
INCOME TAX EXPENSE
Current	572	676	1,050	1,254
Deferred	909	679	2,431	1,929
	1,481	1,355	3,481	3,183
NET INCOME	1,740	2,487	4,547	5,093
EARNINGS PER SHARE
Basic	0.03	0.04	0.07	0.08
Diluted	0.03	0.04	0.07	0.08
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,711	62,535	62,690	62,495
Diluted	64,183	63,869	64,122	63,858

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2013	2012	2013	2012
OPERATING ACTIVITIES
Net income	1,740	2,487	4,547	5,093
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	801	558	1,562	1,116
Amortization of intangible assets	4,602	3,372	8,608	6,447
Stock-based compensation expense	526	221	951	363
Deferred income taxes	909	679	2,431	1,929
Changes in operating assets and liabilities:
Accounts receivable
Trade	1,482	1,359	2,369	(665)
Other	1,285	(205)	1,703	(225)
Prepaid expenses and other	610	574	(8)	162
Inventory	(99)	(514)	(437)	(717)
Accounts payable	(231)	17	(537)	98
Accrued liabilities	(1,315)	(1,040)	(387)	(2,779)
Income taxes payable	(227)	(162)	(319)	(90)
Deferred revenue	1,107	(782)	282	184
Cash provided by operating activities	11,190	6,564	20,765	10,916
INVESTING ACTIVITIES
Additions to capital assets	(490)	(854)	(1,020)	(1,667)
Settlement of acquisition earn-out	-	(238)	-	(590)
Acquisition of subsidiaries, net of cash acquired	(32,419)	(37,596)	(32,419)	(37,596)
Cash used in investing activities	(32,909)	(38,688)	(33,439)	(39,853)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	-	-	19,795	-
Payment of debt issuance costs	(198)	-	(692)	-
Repayments of debt	(1,829)	(4)	(1,843)	(9)
Issuance of common shares for cash	114	133	226	433
Settlement of stock options	-	(1,525)	(1,361)	(1,525)
Cash (used in) provided by financing activities	(1,913)	(1,396)	16,125	(1,101)
Effect of foreign exchange rate changes on cash and cash equivalents	(4)	(489)	(171)	11
(Decrease) increase in cash and cash equivalents	(23,636)	(34,009)	3,280	(30,027)
Cash and cash equivalents, beginning of period	64,554	69,529	37,638	65,547
Cash and cash equivalents, end of period	40,918	35,520	40,918	35,520